                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)



                                KITTY HAWK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.000001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    498326206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 498326206
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER:
   SHARES
BENEFICIALLY        5,349,161 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:

                    5,349,161 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,161 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (9)

     9.99%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* Based on 53,545,159 shares of the common stock, par value $0.000001 per share (the "Shares") outstanding of Kitty Hawk, Inc., a Delaware corporation (the "Company") as of August 15, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "First Warrant") to acquire 4,216,657 Shares, at an exercise price of $0.91 per Share, subject to certain adjustments, and a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") the to acquire the remaining 4,000,000

Shares, at an exercise price of $0.55 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 498326206
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Laurus Capital Management, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER:
   SHARES
BENEFICIALLY        5,349,161 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:

                    5,349,161 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,161 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------
* Based on 53,545,159 shares of the common stock, par value $0.000001 per share (the "Shares") outstanding of Kitty Hawk, Inc., a Delaware corporation (the "Company") as of August 15, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "First Warrant") to acquire 4,216,657 Shares, at an exercise price of $0.91 per Share, subject to certain adjustments, and a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") the to acquire the remaining 4,000,000 Shares, at an exercise price of $0.55 per Share, subject to certain adjustments.

The Warrants contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 498326206
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER:
   SHARES
BENEFICIALLY        5,349,161 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:

                    5,349,161 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,161 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
* Based on 53,545,159 shares of the common stock, par value $0.000001 per share (the "Shares") outstanding of Kitty Hawk, Inc., a Delaware corporation (the "Company") as of August 15, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") held a warrant (the "Warrant") to acquire 8,216,657 Shares, at an exercise price of $0.91 per Share for the first 4,216,657 Shares, and $0.55 per Share for the remaining 4,000,000 Shares. The Warrant contains an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 498326206
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Eugene Grin

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER:

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER:
   SHARES
BENEFICIALLY        5,349,161 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER:
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER:

                    5,349,161 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,349,161 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
* Based on 53,545,159 shares of the common stock, par value $0.000001 per share (the "Shares") outstanding of Kitty Hawk, Inc., a Delaware corporation (the "Company") as of August 15, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "First Warrant") to acquire 4,216,657 Shares, at an exercise price of $0.91 per Share, subject to certain adjustments, and a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") the to acquire the remaining 4,000,000 Shares, at an exercise price of $0.55 per Share, subject to certain adjustments.

The Warrants contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).    Name of Issuer:  KITTY HAWK, INC.


Item 1(b).    Address of Issuer's Principal Executive Offices:
              1515 West 20th Street, DFW Airport, Texas 75261

Item 2(a).    Name of Person Filing: Laurus Master Fund, Ltd.

              This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management,
              LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).    Citizenship:  Cayman Islands

Item 2(d).    Title of Class of Securities:  Common Stock

Item 2(e).    CUSIP Number:  498326206

Item 3.       Not Applicable

Item 4.       Ownership:


         (a)  Amount Beneficially Owned: 5,349,161 shares of Common Stock*

         (b)  Percent of Class: 9.99%*




         (c)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

              (ii) shared power to vote or to direct the vote: 5,349,161 shares of Common Stock*

              (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

              iv)    shared power to dispose or to direct the disposition of:
                     5,349,161 shares of Common Stock*

Item 5.       Ownership of Five Percent or Less of a Class:  Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              Not applicable

Item 7.       Identification and Classification of Subsidiary Which Acquired the
              Securities:  Not applicable

Item 8.       Identification and Classification of Members of the Group:
              Not applicable

Item 9.       Notice of Dissolution of Group:  Not applicable

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


---------------------
* Based on 53,545,159 shares of the common stock, par value $0.000001 per share (the "Shares") outstanding of Kitty Hawk, Inc., a Delaware corporation (the "Company") as of August 15, 2007, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") held (i) a warrant (the "First Warrant") to acquire 4,216,657 Shares, at an exercise price of $0.91 per Share, subject to certain adjustments, and a warrant (the "Second Warrant" and together with the First Warrant, the "Warrants") the to acquire the remaining 4,000,000 Shares, at an exercise price of $0.55 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting the Fund from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Fund upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 14, 2008
                                               Date

                                               LAURUS MASTER FUND, LTD.

                                               /s/ David Grin
                                               --------------
                                               David Grin
                                               Director

APPENDIX A


A. Name:                      Laurus Capital Management, LLC, a Delaware
                              limited liability company
   Business                   335 Madison Avenue, 10th Floor
   Address:                   New York, New York 10017
   Place of Organization:     Delaware


B. Name:                      Eugene Grin
   Business                   335 Madison Avenue, 10th Floor
   Address:                   New York, New York 10017

   Principal                  Director of Laurus Master Fund, Ltd.
   Occupation:                Principal of Laurus Capital Management, LLC
   Citizenship:               United States



C. Name:                      David Grin
   Business                   335 Madison Avenue, 10th Floor
   Address:                   New York, New York 10017

   Principal                  Director of Laurus Master Fund, Ltd.
   Occupation:                Principal of Laurus Capital Management, LLC
   Citizenship:               Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ David Grin
-------------------------------------
    David Grin
    Principal
    February 14, 2008



/s/ David Grin
-------------------------------------
    David Grin, on his individual behalf
    February 14, 2008




/s/ Eugene Grin
-------------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2008